Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Third Quarter and Nine Months of 2008

Las Vegas, Nevada, November 13, 2008 — Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the third quarter and nine months of 2008.

For the third quarter of 2008, the Company reported revenues of $13.8 million, which were down 9% compared to revenues of $15.2 million for the third quarter of 2007. The decrease in revenues was primarily due to lower sales of casino chips to casinos in Macau in 2008 compared to 2007, offset by increased sales of American-style casino chips to casinos in the United States. Gross profit for the quarter was $4.6 million, or 33% of revenues, compared to $4.8 million, or 32% of revenues, in the same period a year ago.

Net income for the third quarter of 2008 was $1.2 million, or $0.15 per basic and diluted share, and up 200% compared to a net income of $0.4 million, or $0.05 per basic and diluted share, in the third quarter of 2007.

For the nine months ended September 30, 2008, revenues were $44.8 million, which were up 15% compared to revenues of $38.9 million in the first nine months of 2007. The increase in revenues was primarily due to sales of American-style casino chips to casinos in the United States and the strengthening of the euro against the dollar.  Gross profit for the period was $14.8 million, or 33% of revenues, compared to $11.0 million, or 28% of revenues, in the comparable period in 2007.

Net income for the nine months ended September 30, 2008 was $2.7 million, or $0.33 per basic and diluted share, compared to net loss of $0.7 million, or $(0.08) per basic and diluted share, for the nine months ended September 30, 2007.

As of September 30, 2008, the Company had cash and marketable securities of $12.2 million, compared to $9.4 million as of December 31, 2007.

As of September 30, 2008, the Company had $37.5 million of stockholders’ equity, compared to $35.2 million as of December 31, 2007.

As of September 30, 2008, our backlog of unfilled orders, which are expected to be filled in 2008, was $9.4 million.  At September 30, 2007, our backlog was $14.5 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “We are pleased with our third quarter 2008 profit of $1.2 million, especially given the challenging environment in the gaming industry faced by our customers.  Several things went well for us in the quarter, including better operational results due to improved gross margins and lower selling and administrative expenses, as well as a gain on foreign currency transactions and a lower effective tax rate.”

GPIC Announces Third Quarter Results/2-2-2-2

Charlier also remarked, “We are looking forward to the annual Global Gaming Expo next week in Las Vegas where we will be highlighting our expanding product line and displaying our new applications for our RFID casino products.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof, the long-term growth and prospects of our business or any jurisdiction, including Macau, unfavorable economic conditions which may reduce our product sales, and the long term potential of the RFID gaming chips market and the ability of GPIC to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. GPIC’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:

David W. Grimes

702-598-2400

dgrimes@gpigaming.com

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GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	September 30,	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$6,674	$4,627
Marketable securities	5,500	4,730
Accounts receivable, less allowance for doubtful accounts of $430 and $327, respectively	4,547	5,811
Inventories	11,718	10,093
Prepaid expenses	648	487
Deferred income tax asset	851	893
Other current assets	867	1,459
Total current assets	30,805	28,100
Property and equipment, net	14,592	15,596
Goodwill	1,638	1,680
Other intangibles, net	926	1,023
Deferred income tax asset	1,517	1,514
Long-term investments	715	736
Other assets, net	242	660
Total Assets	$50,435	$49,309

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$530	$689
Accounts payable	2,537	2,964
Accrued liabilities	3,355	4,418
Customer deposits	3,205	2,715
Income taxes payable	341	27
Other current liabilities	575	406
Total current liabilities	10,543	11,219
Long-term debt, less current maturities	1,902	2,273
Deferred income tax liability	—	455
Other liabilities	485	209
Total liabilities	12,930	14,156
Commitments and contingencies - see Note 10
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	18,997	18,766
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	15,509	12,825
Accumulated other comprehensive income	3,114	3,677
Total stockholders’ equity	37,505	35,153
Total Liabilities and Stockholders’ Equity	$50,435	$49,309

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues	$13,820	$15,196	$44,801	$38,896
Cost of revenues	9,240	10,374	29,961	27,887
Gross profit	4,580	4,822	14,840	11,009

Product development	80	77	170	217
Marketing and sales	834	1,194	3,147	3,332
General and administrative	2,348	2,593	8,195	8,586
Operating income (loss)	1,318	958	3,328	(1,126)

Gain (loss) on foreign currency transactions	280	(8)	12	(87)
Interest income	61	89	181	250
Interest expense	(30)	(49)	(105)	(147)
Other income, net	27	26	74	312
Income (loss) before income taxes	1,656	1,016	3,490	(798)

Income tax expense (benefit)	409	629	806	(136)

Net income (loss)	$1,247	$387	$2,684	$(662)

Earnings (loss) per share:
Basic	$0.15	$0.05	$0.33	$(0.08)
Diluted	$0.15	$0.05	$0.33	$(0.08)

Weighted average shares of common stock outstanding:
Basic	8,103	8,103	8,103	8,100
Diluted	8,158	8,242	8,186	8,100

See notes to unaudited condensed consolidated financial statements.